

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of International Assets Advisory, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Assets Advisory, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Assets Advisory, LLC's management. Our responsibility is to express an opinion on International Assets Advisory, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Assets Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, consisting of Schedule I – Computation of Net Capital (Under 15c3-1 of the Securities and Exchange Commission), and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of International Assets Advisory, LLC's financial statements. The supplemental information is the responsibility of International Assets Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as International Assets Advisory, LLC's auditor since 2017.

Tampa, FL

February 27, 2023

3001 N. Rocky Point Dr. East Suite 200 • Tampa, Florida 33607 • 813.367.3527

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS	
Cash and cash equivalents	$ 1,162,877
Deposits at clearing brokers	450,000
Commissions receivable	479,318
Receivable from affiliates	20,807
Notes receivable - forgivable net	651,043
Notes receivable - not forgivable	475,932
Prepaid expenses and other assets	243,254
TOTAL ASSETS	$ 3,483,231
LIABILITIES	
Commissions payable	$ 785,401
Accounts payable and accrued expenses	245,484
Payable to affiliate	275,151
Unearned revenue	380,953
TOTAL LIABILITIES	1,686,989
COMMITMENTS AND CONTINGENCIES (Note 5)	
MEMBER'S EQUITY	1,796,242
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,483,231

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2022

NOTE 1 - **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

International Assets Advisory, LLC, a single-member LLC, is a full-service broker-dealer and money management company headquartered in Orlando, Florida. The Company became effectively registered as a Limited Liability Company in the State of Florida as of July 26, 2001. The Company is a wholly owned subsidiary of Pecunia Management, LLC (the "Parent"). The Company provides a full range of financial services primarily to retail and institutional clients through its network of approximately 100 independent branch offices and one Company-owned office. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to a registered clearing broker, which carry such accounts on a fully disclosed basis. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and the clearing broker, and no funds or securities are held by the Company. The Company is a registered broker-dealer and registered Investment Advisor with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

This summary of significant accounting policies of International Assets Advisory, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which cannot be determined until such litigation has been settled. Actual results could vary from the estimates.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

Cash Deposits Held at Clearing Brokers

The Company has noninterest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2022, all commissions were considered collectible and no allowance was necessary.

Notes Receivable – Non-Forgivable

Non-forgivable loans are typically repaid by the financial consultant from the amounts they would otherwise be due as a result of their gross production. The balance of non-forgivable loans as of December 31, 2022 was $475,932. There was no impairments or changes to underlying assumptions related to non-forgivable loans for the period.

Notes Receivable – Forgivable

Forgivable notes receivable are comprised of amounts due from the Company's financial consultants in the form of forgivable loans. An additional cost to obtain a financial consultant may include forgivable loans which are intended to be forgiven over time by the Company. The loans are given as an inducement to attract financial consultants to become affiliated with the Company. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the financial consultant's relationship with the Company. The balance of forgivable loans as of December 31, 2022 was $651,043. Amortization on these loans was $245,845. There was no impairments or changes to underlying assumptions related to forgivable loans for the period.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers" ("Topic 606").

Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time.

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recognized in earnings by measuring the progress toward complete satisfaction of the contract obligations if the offering is not complete at the end of the reporting period.

Commission revenue and the corresponding expense are recorded on a trade-date basis when the Company satisfies its performance obligation. The Company receives commissions on securities transactions sold by its financial consultants. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial consultants based on a formal commission payout schedule maintained with each financial consultant and/or branch licensee.

Net trading gains and losses are recorded on a trade-date basis. Net trading includes gains, losses, interest and dividends from securities and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account after receiving a customer order. The investments are carried at fair market value. Net trading is reduced by interest expense incurred on related margin borrowings. Margin borrowings are classified as "payable to clearing broker."

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fees, investment advisory and administrative services revenue is recognized as the services related to the underlying assignment are completed. These fees include charges to the Company's affiliated Registered Investment Advisor (RIA), International Assets Investment Management, LLC, account administration fees, 12b-1 fees and fees for research services.

Other Fee Income includes ticket charges, overrides, and fees charged to registered representatives. Other income revenues are recognized as earned and any related costs are recognized as incurred.

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2022, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

NOTE 2 – Unearned Revenue

The Company received a $1,000,000 incentive payment during 2018. Pursuant to ASC 605 – Revenue Recognition, the payment should be recognized over the term of the agreement. The impact to net income in 2022 related to this was an increase of $142,857.

NOTE 3 - FAIR VALUE MEASUREMENT

Under an arrangement with its clearing broker, the difference in the investment's fair value and cost paid is settled in cash with the clearing broker. The Company receives payments for increases in fair value (gains), and pays cash for decreases in fair value (losses). All differences between cost and fair value were settled at December 31, 2022, therefore no unrealized gains or losses are recognized on investments held.

Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The change in differences between cost and estimated fair value during the period is included in the statement of operations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The fair value of financial instruments is presented in the table below based upon a hierarchy of levels that prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices in active markets within Level 1 that are either directly or indirectly observable, including quoted prices for similar assets or liabilities in active markets.

Level 3   Significant, unobservable inputs for the asset or liability in which little or no market data exists.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed Income Securities				
Municipal Bonds	-	-	-	-
	-	-	-	-

There were no transfers of financial instruments between fair value level classifications during the year ended December 31, 2022. At April 30, 2022 the Company liquidated all securities owned and closed the related account. At December 31, 2022, the cost of securities owned was $0.

NOTE 4 - SUBORDINATED NOTE PAYABLE

In April 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party (see Note 7). The loan is non-interest bearing, and contains an automatic annual renewal provision which requires a 7 month cancellation notice from the lender. The Company received approval of prepayment from FINRA on April 8, 2022 for the subordinated loan. The subordinated loan in the amount of $150,000 was paid in full under the aforementioned FINRA-approved prepayment.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Legal and Regulatory

The Company is a party to various legal proceedings relating to individuals alleging improper activities and claiming damages. Management is unaware of any commitments or contingencies that would have a material effect on the financial statements.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. As of December 31, 2022, the Company was not aware of any pending regulatory disciplinary action.

Clearing Broker

Included in the Company's clearing agreements with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker, or are otherwise not aware, of any potential losses relating to this indemnification.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, deposits, securities owned, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK *(Continued)*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2022, a significant portion of the Company's total revenues were processed through the Company's clearing broker. At December 31, 2022, commissions receivable from this clearing broker were substantial.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company processes certain transactions, such as managed fee income and related commissions, on behalf of Primus Financial Services, LLC. (PFS), International Assets Investment Management, LLC (IAIM), Global Assets Advisory, LLC (GAA) and Tactical Investment Strategies, LLC (TIS), which are affiliated via common ownership. Such transactions are ultimately recorded in the books and records of the affiliate. The Company charges IAIM $10,000 per month for these support and processing services. The Company charges GAA $5,000 per month. TIS did not have substantial revenue in 2022. This resulted in revenue of $180,000 for the year ended 2022, which is included in support services for affiliated companies on the statement of operations.

At December 31, 2022, amounts receivable from affiliates totaled approximately $21,000 and represents amounts due from GAA, TIS and PFS.

At December 31, 2022, amounts payable to affiliates totaled approximately $275,000 and represents amounts due to IAIM for net revenues received on their behalf.

IAA makes monthly payments to a related party for office space. For the year ended December 31, 2022, these payments were approximately $262,000.

During 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party. On April, 30th 2022 the Company paid off the subordinated loan agreement in full per a FINRA approved prepayment of a subordinated note. (See Note 4).

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate

NOTE 8 - NET CAPITAL REQUIREMENTS *(Continued)*

indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1. The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2022, the Company had net capital of $642,185 which was $542,185 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to capital ratio was 2 to 1, as computed under SEC Rule 15c3-1.

NOTE 9 SUBSEQUENT EVENTS

Management has evaluated subsequent events for recognition and disclosure through February 27, 2023, the date the financial statements were available to be issued, and determined that there were no such events requiring adjustment to, or disclosure in, the accompanying financial statements